February 23, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Chief Counsel

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Registration Statement on Form S-3 (No. 333-107947)

Ladies and Gentlemen:

Orange and Rockland Utilities, Inc. (“O&R”) hereby requests withdrawal of its Registration Statement on Form S-3, together with all exhibits, originally filed with the Commission on August 13, 2003, on the grounds that it does not plan to offer or sell securities registered pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities were offered or sold pursuant to the Registration Statement. O&R also advises the Commission that it may undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act of 1933.

Sincerely,

/s/ John E. Perkins
John E. Perkins
Treasurer